SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

FORDING CANADIAN COAL TRUST
(Name of the Issuer)
FORDING CANADIAN COAL TRUST
FORDING (GP) ULC
TECK COMINCO LIMITED
(Names of Person(s) Filing Statement)
Units, no par value
(Title of Class of Securities)
345425102
(CUSIP Number of Class of Securities)

Fording Canadian Coal Trust Suite 1000, 205 – 9th Avenue SE Calgary, Alberta T2G 0R3 Attention: James F. Jones (403) 260-9800	Fording (GP) ULC Suite 1000, 205 – 9th Avenue SE Calgary, Alberta T2G 0R3 Attention: James F. Jones (403) 260-9800	Teck Cominco Limited Suite 600, 200 Burrard Street Vancouver, British Columbia V6C 3L9 Attention: Peter Rozee (604) 687-1117
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Osler, Hoskin & Harcourt LLP 620 8th Avenue – 36th floor New York, New York 10018 Attention: Kevin D. Cramer, Esq. (212) 991-2537	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 Attention: Edwin S. Maynard, Esq. (212) 373-3000	Stikeman Elliot LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9 Attention: William J. Braithwaite, Esq. (416) 869-5500
This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐
CALCULATION OF FILING FEE

Transaction valuation*	$13,687,116,439.03	Amount of filing fee	$537, 904

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*	Calculated solely for the purpose of determining the filing fee. The filing fee was determined by adding (a) the product of (i) 150,175,327 Units, plus 18,632 Exchange Options to acquire an equal number of Fording Units, plus 151,050 Phantom Units that can be settled for an equal number of Fording Units and (ii) cash consideration of $82.00 per Fording Unit, plus (b) $1,358,825,701.03, being the value of the 36,834,527 Teck Class B subordinate voting shares issued to Fording Unitholders (including holders of Exchange Options and Phantom Units), on the basis of 0.245 Class B subordinate voting shares per Fording Unit, based on the average of the high and low prices of Teck’s Class B subordinate voting shares on the New York Stock Exchange on August 15, 2008 (i.e., $36.89) ((a) and (b) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b), was calculated by multiplying the Total Consideration by 0.0000393.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

Introduction
          This Rule 13e-3 Transaction Statement (the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Fording Canadian Coal Trust, an unincorporated, open-ended mutual fund trust governed by a Declaration of Trust and the laws of Alberta, Canada (“Fording”), Fording (GP) ULC, an unlimited liability company organized under the Companies Act (Nova Scotia) (“Fording ULC”), and Teck Cominco Limited, a company incorporated under the laws of Canada (“Teck”) (collectively, the “Filing Persons”).
          This Transaction Statement relates to the Arrangement Agreement, dated July 29, 2008 (the “Arrangement Agreement”), by and between Fording and Teck and the related plan of arrangement (the “Plan of Arrangement”). If unitholders of Fording approve the special resolution approving the Plan of Arrangement, the other closing conditions under the Arrangement Agreement are satisfied or waived, including the issuance of the final court order approving the Plan of Arrangement, and the pre-closing period is completed, Teck will acquire all of the assets and assume all of the liabilities of Fording. Pursuant to the Plan of Arrangement, unitholders of Fording will receive 0.245 of a Teck Class B subordinate voting share and cash in the amount of US $82.00 (which includes a final distribution by Fording to unitholders of US $3.00) (less any amounts withheld on account of taxes) for each unit of Fording.
          Fording Arrangement Corp. is a corporation existing under the laws of the Province of Alberta. Fording Arrangement Corp. is a wholly owned subsidiary of Fording that has been incorporated for the purposes of participating in an internal reorganization by Fording that will occur as part of the arrangement contemplated by the Arrangement Agreement (the “Arrangement”). Pursuant to this reorganization, Fording will cause Fording Arrangement Corp. to purchase from Fording, and Fording will transfer to Fording Arrangement Corp., all of the limited partnership interests in Fording Limited Partnership held by Fording and all of the issued and outstanding equity securities of Fording ULC held by Fording. Thereafter, and as part of the Arrangement, Teck will acquire all of the shares of Fording Arrangement Corp. from Fording. Fording Arrangement Corp. has not carried on any activities to date other than activities related to its formation and activities in furtherance of the Arrangement. Fording Arrangement Corp. played no role in initiating, structuring or negotiating the terms of the Arrangement Agreement or the Plan of Arrangement.
          Fording will be filing in Canada through SEDAR a management information circular (the “Circular”) pursuant to which Fording’s board of trustees will solicit proxies from unitholders in connection with the Arrangement. The current form of the Circular, which is subject to completion or amendment, is attached hereto as Exhibit (a)(1). A copy of the Arrangement Agreement is attached to the Circular as Appendix B and is incorporated herein by reference, and a copy of the Plan of Arrangement is attached to the Circular as Appendix E and is incorporated herein by reference.
          Pursuant to General Instruction F to Schedule 13E-3, the information in the Circular, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Circular. The cross references below show the location in the Circular of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein have the meanings assigned to them in the Circular.
          All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person, and no other Filing Person takes responsibility for the accuracy of such information as it relates to any other Filing Person.
          The filing of this Transaction Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that Fording is “controlled” by any Filing Person or that any Filing Person is an “affiliate” of Fording within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.
Item 1.     Summary Term Sheet
          The information set forth in the sections of the Circular entitled “Summary Term Sheet” and “Frequently Asked Questions about the Arrangement” is incorporated herein by reference.

Item 2.     Subject Company Information
          (a)     Name and address.   The information set forth in the section of the Circular entitled “Summary Term Sheet — Parties to the Arrangement” and “Information Concerning Fording — Formation” and Schedule I to this Transaction Statement is incorporated herein by reference.
          (b)     Securities.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Record Date, Meeting Materials and Voting of Proxies for Unitholders” is incorporated herein by reference.
          (c)     Trading market and price.   The information set forth in the section of the Circular entitled “Information Concerning Fording — Price Range and Trading Volume of the Units” is incorporated herein by reference.
          (d)     Dividends.   The information set forth in the section of the Circular entitled “Summary Term Sheet — Distribution Policy”, “Further Distributions” and “Information Concerning Fording — Distribution Policy” is incorporated herein by reference.
          (e)     Prior public offerings.   None.
          (f)     Prior stock purchases.   The information set forth in the section of the Circular entitled “Information Concerning Fording — Previous Purchases and Sales” and “Information Concerning Teck — Previous Purchases of Fording Securities” is incorporated herein by reference.
Item 3.     Identity and Background of Filing Person
          (a)     Name and address.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Parties to the Arrangement”, “Information Concerning Fording” and “Information Concerning Teck” and Schedules I, II, and III to this Transaction Statement is incorporated herein by reference.
          (b)     Business and background of entities.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Parties to the Arrangement”, “Information Concerning Fording” and “Information Concerning Teck” and Schedules I, II, and III to this Transaction Statement is incorporated herein by reference.
          (c)     Business and background of natural persons.   The information set forth in Schedules I, II, and III to this Transaction Statement is incorporated herein by reference.
Item 4.     Terms of the Transaction
          (a)     Material terms.
          (1)     Not applicable.
          (2)(i)     The information set forth in the sections of the Circular entitled “Summary Term Sheet” and “Frequently Asked Questions About the Arrangement” is incorporated herein by reference.
          (2)(ii)     The information set forth in the sections of the Circular entitled “Summary Term Sheet”, “Special Factors — Fairness Opinion”, “Special Factors — Independent Valuation”, “The Arrangement — Arrangement Mechanics”, “Information Concerning Teck — Description of Share Capital”, “Certain Tax Considerations for Unitholders”, “Dissenting Registered Unitholders’ Rights” and “Frequently Asked Questions About the Arrangement” is incorporated herein by reference.
          (2)(iii)     The information set forth in the sections of the Circular entitled “Special Factors — Background to the Arrangement”, “Special Factors — Position of the Independent Committees as to Fairness”, “Special Factors — Recommendation of the Independent Committees”, “Special Factors — Recommendation of the Trustees and the Directors”, “Special Factors — Reasons for the Arrangement from Fording’s and Fording ULC’s Perspectives”, “Special Factors — Reasons for the Arrangement from the Perspective of Teck”, “Special Factors — Position of Teck Regarding Fairness of the Arrangement”, “Special Factors — Fairness Opinion”, “Special Factors — Independent Valuation”, “The Arrangement — Interests of Trustees, Directors, Executive Officers and Others in the

Arrangement”, “Teck’s Plans for Fording” and “Benefits from the Arrangement” is incorporated herein by reference.
          (2)(iv)     The information set forth in the sections of the Circular entitled “Summary Term Sheet — Vote Required to Approve the Arrangement”, “The Arrangement — Required Securityholder Approval”, “Information Concerning Voting at the Meeting” and “Frequently Asked Questions about the Arrangement” is incorporated herein by reference.
          (2)(v)     The information set forth in the sections of the Circular entitled “Summary Term Sheet — Interests of Trustees, Directors, Executive Officers and Others in the Arrangement”, “Special Factors — Certain Effects of the Arrangement”, “The Arrangement — Arrangement Mechanics”, “The Arrangement — Interests of Trustees, Directors, Executive Officers and Others in the Arrangement”, “Interest of Informed Persons in Material Transactions”, “Frequently Asked Questions About the Arrangement” and Appendix J of the Circular is incorporated herein by reference.
          (2)(vi)     Not applicable.
          (2)(vii)     The information set forth in the sections of the Circular entitled “Summary Term Sheet —Certain Canadian Federal Income Tax Considerations”, “Summary Term Sheet — Certain United States Federal Income Tax Consideration” and “Certain Tax Considerations for Unitholders” is incorporated herein by reference.
          (c)     Different terms.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Interests of Trustees, Directors, Executive Officers and Others in the Arrangement”, “The Arrangement — Arrangement Mechanics”, “The Arrangement — Interests of Trustees, Directors, Executive Officers and Others in the Arrangement”, “Interest of Informed Persons in Material Transactions” and “Frequently Asked Questions About the Arrangement” is incorporated herein by reference.
          (d)     Appraisal rights.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Dissenting Registered Unitholders’ Rights”, “Dissenting Registered Unitholders’ Rights”, “Plan of Arrangement”, incorporated as Appendix E thereto and “Section 191 of the Business Corporations Act (Alberta)”, incorporated as Appendix H thereto, is incorporated herein by reference.
          (e)     Provisions for unaffiliated security holders.   The Filing Persons have made no provisions in connection with the Arrangement Agreement or the Arrangement to grant unaffiliated security holders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.
          (f)     Eligibility for listing or trading.   The information set forth in the sections of the Circular entitled “Principal Legal Matters — Toronto Stock Exchange and New York Stock Exchange Approval” is incorporated herein by reference.
Item 5.     Past Contacts, Transactions, Negotiations and Agreements
          (a)(1)-(2) Transactions.   The information set forth in the sections of the Circular entitled “The Arrangement — Interests of Trustees, Directors, Executive Officers and Others in the Arrangement” is incorporated herein by reference.
          (b)-(c)   Significant corporate events; Negotiations or contacts.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Interests of Trustees, Directors, Executive Officers and Others in the Arrangement”, “Special Factors — Background to the Arrangement”, “Special Factors — Position of the Independent Committees as to Fairness”, “Special Factors — Recommendation of the Independent Committees”, “The Arrangement — Interests of Trustees, Directors, Executive Officers and Others in the Arrangement”, “Teck’s Plans for Fording”, “Interest of Informed Persons in Material Transactions” and “Frequently Asked Questions About the Arrangement” is incorporated herein by reference.
          (e)     Agreements involving the subject company’s securities.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Interests of Trustees, Directors, Executive Officers and Others in the Arrangement”, “Special Factors — Background to the Arrangement”, “Special Factors — Certain Effects of the

Arrangement”, “The Arrangement — Arrangement Mechanics”, “The Arrangement — Interests of Trustees, Directors, Executive Officers and Others in the Arrangement”, “The Arrangement — Confidentiality Agreement”, “Information Concerning Teck — Agreements Involving Fording’s Securities”, “Teck’s Plans for Fording”, “Commitments to Acquire Units” and “Frequently Asked Questions About the Arrangement” is incorporated herein by reference.
Item 6.     Purposes of the Transaction and Plans or Proposals
          (b)     Use of securities acquired.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Reasons for the Arrangement from the Perspective of Teck; Position of Teck Regarding Fairness of the Arrangement”, “Summary Term Sheet — The Arrangement Mechanics”, “Special Factors — Reasons for the Arrangement from the Perspective of Teck”, “Special Factors — Certain Effects of the Arrangement”, “The Arrangement — Arrangement Mechanics”, “Principal Legal Matters — Stock Exchange De-Listing and Reporting Issuer Status”, “Teck’s Plans for Fording” and “Frequently Asked Questions About the Arrangement” is incorporated herein by reference.
          (c)(1)-(8) Plans.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Reasons for the Arrangement from Fording’s and Fording ULC’s Perspectives”, “Summary Term Sheet — Reasons for the Arrangement from the Perspective of Teck; Position of Teck Regarding Fairness of the Arrangement”, “Summary Term Sheet — The Arrangement Mechanics”, “Special Factors — Background to the Arrangement”, “Special Factors — Reasons for the Arrangement from the Perspective of Teck”, “Special Factors — Certain Effects of the Arrangement”, “Further Distributions”, “The Arrangement — Arrangement Mechanics”, “The Arrangement Agreement”, “Principal Legal Matters — Stock Exchange De-Listing and Reporting Issuer Status”, “Information Concerning Fording — Distribution Policy”, “Information Concerning Fording — Material Changes in the Affairs of Fording”, “Teck’s Plans for Fording” and “Frequently Asked Questions About the Arrangement” is incorporated herein by reference.
Item 7.     Purposes, Alternatives, Reasons and Effects
          (a)     Purposes.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Reasons for the Arrangement from Fording’s and Fording ULC’s Perspectives”, “Summary Term Sheet — Reasons for the Arrangement from the Perspective of Teck; Position of Teck Regarding Fairness of the Arrangement”, “Special Factors — Background to the Arrangement”, “Special Factors — Position of the Independent Committees as to Fairness”, “Special Factors — Recommendation of the Independent Committees”, “Special Factors — Recommendation of the Trustees and the Directors”, “Special Factors — Reasons for the Arrangement from Fording’s and Fording ULC’s Perspectives”, “Special Factors — Reasons for the Arrangement from the Perspective of Teck”, “Special Factors — Position of Teck Regarding Fairness of the Arrangement” and “Teck’s Plans for Fording” is incorporated herein by reference.
          (b)     Alternatives.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Reasons for the Arrangement from Fording’s and Fording ULC’s Perspectives”, “Summary Term Sheet — Reasons for the Arrangement from the Perspective of Teck; Position of Teck Regarding Fairness of the Arrangement”, “Special Factors — Background to the Arrangement”, “Special Factors — Position of the Independent Committees as to Fairness”, “Special Factors — Recommendation of the Independent Committees”, “Special Factors — Recommendation of the Trustees and the Directors”, “Special Factors — Reasons for the Arrangement from Fording’s and Fording ULC’s Perspectives”, “Special Factors — Reasons for the Arrangement from the Perspective of Teck” and “Special Factors — Position of Teck Regarding Fairness of the Arrangement” is incorporated herein by reference.
          (c)     Reasons.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Reasons for the Arrangement from Fording’s and Fording ULC’s Perspectives”, “Summary Term Sheet — Reasons for the Arrangement from the Perspective of Teck; Position of Teck Regarding Fairness of the Arrangement”, “Special Factors — Background to the Arrangement”, “Special Factors — Position of the Independent Committees as to Fairness”, “Special Factors — Recommendation of the Independent Committees”, “Special Factors — Recommendation of the Trustees and the Directors”, “Special Factors — Reasons for the Arrangement from Fording’s and Fording ULC’s Perspectives”, “Special Factors — Reasons for the Arrangement from the Perspective of Teck”, “Special Factors — Position of Teck Regarding Fairness of the Arrangement” and “Teck’s Plans for Fording” is incorporated herein by reference.

          (d)     Effects.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Certain Effects of the Arrangement”, “Special Factors — Reasons for the Arrangement from the Perspective of Teck”, “Special Factors — Certain Effects of the Arrangement”, “Special Factors — Effects on Fording if the Arrangement is Not Completed”, “The Arrangement — Arrangement Mechanics”, “The Arrangement — Interests of Trustees, Directors, Executive Officers and Others in the Arrangement, “Certain Tax Considerations for Unitholders”, “Dissenting Registered Unitholders’ Rights”, “Risk Factors Relating to the Arrangement”, “Teck’s Plans for Fording” and “Frequently Asked Questions About the Arrangement” is incorporated herein by reference.
Item 8.     Fairness of the Transaction
          (a)-(b)   Fairness; Factors considered in determining fairness.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Reasons for the Arrangement from Fording’s and Fording ULC’s Perspectives”, “Summary Term Sheet — Reasons for the Arrangement from the Perspective of Teck; Position of Teck Regarding Fairness of the Arrangement”, “Special Factors — Background to the Arrangement”, “Special Factors — Position of the Independent Committees as to Fairness”, “Special Factors — Recommendation of the Independent Committees”, “Special Factors — Recommendation of the Trustees and the Directors”, “Special Factors — Reasons for the Arrangement from Fording’s and Fording ULC’s Perspectives”, “Special Factors — General Considerations”, “Special Factors — Reasons for the Arrangement from the Perspective of Teck”, “Special Factors — Position of Teck Regarding Fairness of the Arrangement”, “Special Factors — Fairness Opinion”, “Special Factors — Independent Valuation” and “The Arrangement — Interests of Trustees, Directors, Executive Officers and Others in the Arrangement” is incorporated herein by reference. The full text of the written fairness opinion of RBC Dominion Securities Inc. and the full text of the independent valuation of National Bank Financial Inc., each dated July 28, 2008, are also attached to the Circular as Appendix C and Appendix D, respectively, and are incorporated herein by reference.
          (c)     Approval of security holders.   The information set forth in the sections of the Circular entitled “Special Factors — Position of the Independent Committees as to Fairness”, “Special Factors — Recommendation of the Independent Committees”, “Special Factors — Recommendation of the Trustees and the Directors”, “The Arrangement — Required Securityholder Approval”, “The Arrangement — Interests of Trustees, Directors, Executive Officers and Others in the Arrangement”, “The Arrangement Agreement — Conditions to the Arrangement”, “Information Concerning Voting at the Meeting” and “Frequently Asked Questions About the Arrangement” is incorporated herein by reference.
          (d)     Unaffiliated representative.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Fairness Opinion”, “Summary Term Sheet — Independent Valuation”, “Special Factors — Background to the Arrangement”, “Special Factors — Position of the Independent Committees as to Fairness”, “Special Factors — Recommendation of the Independent Committees”, “Special Factors — Recommendation of the Trustees and the Directors”, “Special Factors — General Considerations”, “Special Factors — Fairness Opinion”, and “Special Factors — Independent Valuation” is incorporated herein by reference. The full text of the written fairness opinion of RBC Dominion Securities Inc. and the full text of the independent valuation of National Bank Financial Inc., each dated July 28, 2008, are also attached to the Circular as Appendix C and Appendix D, respectively, and are incorporated herein by reference.
          (e)     Approval of directors.   The information set forth in the sections of the Circular entitled “Special Factors — Background to the Arrangement”, “Special Factors — Position of the Independent Committees as to Fairness”, “Special Factors — Recommendation of the Independent Committees” and “Special Factors — Recommendation of the Trustees and the Directors” is incorporated herein by reference.
          (f)     Other offers.   The information set forth in the sections of the Circular entitled “Special Factors — Background to the Arrangement”, “Special Factors — Position of the Independent Committees as to Fairness”, “Special Factors — Recommendation of the Independent Committees”, “Special Factors — Recommendation of the Trustees and the Directors” and “Special Factors — Position of Teck Regarding Fairness of the Arrangement” is incorporated herein by reference.

Item 9.     Reports, Opinions, Appraisals and Negotiations
          (a)-(c)   Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.   The information set forth in the sections of the Circular entitled “Special Factors — Background to the Arrangement”, “Special Factors — Fairness Opinion”, “Special Factors — Independent Valuation” and “Where You Can Find More Information” is incorporated herein by reference. The full text of the written fairness opinion of RBC Dominion Securities Inc. and the full text of the independent valuation of National Bank Financial Inc., each dated July 28, 2008, are also attached to the Circular as Appendix C and Appendix D, respectively, and are incorporated herein by reference.
Item 10.     Source and Amounts of Funds or Other Consideration
          (a)-(d)   Source of funds; Conditions; Expenses; Borrowed funds.   The information set forth in the sections of the Circular entitled “Summary Term Sheet — Sources of Funds for the Arrangement”, “Summary Term Sheet — The Arrangement Agreement”, “The Arrangement — Sources of Funds for the Arrangement”, “The Arrangement Agreement — Expense Reimbursement” and “Expenses of the Arrangement” is incorporated herein by reference.
Item 11.     Interest in Securities of the Subject Company
          (a)     Securities ownership.   The information set forth in the sections of the Circular entitled “The Arrangement — Interests of the Trustees, Directors, Executive Officers and Others in the Arrangement” and “Information Concerning Voting at the Meeting — Voting Securities and Holders of More than 10% of the Units” is incorporated herein by reference.
          (b)     Securities transactions.   The information set forth in the section of the Circular entitled “Information Concerning Teck — Agreements Involving Fording’s Securities” is incorporated herein by reference.
Item 12.     The Solicitation or Recommendation
          (d)     Intent to tender or vote in a going-private transaction.   The information set forth in the sections of the Circular entitled “The Arrangement — Interests of Trustees, Directors, Executive Officers and Others in the Arrangement” and “Frequently Asked Questions About the Arrangement” is incorporated herein by reference.
          (e)     Recommendation of others.   The information set forth in the sections of the Circular entitled “Special Factors — Background to the Arrangement”, “Special Factors — Position of the Independent Committees as to Fairness”, “Special Factors — Recommendation of the Independent Committees”, “Special Factors — Recommendation of the Trustees and the Directors”, “Special Factors — Position of Teck Regarding Fairness of the Arrangement” and “The Arrangement — Interests of Trustees, Directors, Executive Officers and Others in the Arrangement” is incorporated herein by reference.
Item 13.      Financial Statements
          (a)     Financial information.   The information set forth in the sections of the Circular entitled “Information Concerning Fording — Historical Selected Financial Data” and “Where You Can Find More Information” is incorporated herein by reference. The audited financial statements and the notes thereto, including the related supplemental note entitled “United States Accounting Principles and Reporting”, set forth in Fording’s Annual Report on Form 40-F for the year ended December 31, 2007 and the unaudited financial statements (and the notes thereto) for the quarterly period ended June 30, 2008 set forth in Exhibit 99.2 of Fording’s periodic report on Form 6-K dated July 23, 2008 are incorporated herein by reference. These documents and copies thereof may be obtained from the locations set forth in the section of the Circular entitled “Where You Can Find More Information”.
          (b)     Pro forma information.   Not applicable.

Item 14.     Persons/Assets, Retained, Employed, Compensated or Used
          (a)     Solicitations or recommendations.   The information set forth in the sections of the Circular entitled “Special Factors — Position of the Independent Committees as to Fairness”, “Special Factors — Recommendation of the Independent Committees”, “Special Factors — Recommendation of the Trustees and the Directors”, “The Arrangement — Interests of Trustees, Directors, Executive Officers and Others in the Arrangement”, “Proxy Solicitation and Depositary”, “Information Concerning Voting at the Meeting” and “Questions and Further Assistance” is incorporated herein by reference.
          (b)     Employees and corporate assets.   The information set forth in the sections of the Circular entitled “The Arrangement — Interests of the Trustees, Directors, Executive Officers and Others in the Arrangement”, “Expenses of the Arrangement”, “Proxy Solicitation and Depositary” and “Frequently Asked Questions About the Arrangement” is incorporated herein by reference.
Item 15.     Additional Information
          (b)     Other material information.   The information set forth in the Circular, including all appendices thereto, is incorporated herein by reference.
Item 16.     Exhibits
          (a)(1)     Management Information Circular of Fording Canadian Coal Trust.
          (a)(2)     Form of Proxy Card for Unitholders.
          (a)(3)     Form of Proxy Card for holders of Phantom Units and Exchange Options.
          (a)(4)     Letter to Unitholders of Fording Canadian Coal Trust (incorporated herein by reference to the Circular).
          (a)(5)     Fording Canadian Coal Trust Notice of Special Meeting of Securityholders (incorporated herein by reference to the Circular).
          (a)(6)     Press Release dated July 29, 2008 (incorporated herein by reference to Exhibit 99.1 of the Periodic Report on Form 6-K filed by Fording Canadian Coal Trust with the Securities and Exchange Commission on July 29, 2008).
          (b)(1)     Commitment Letter, dated as of July 29, 2008, among JPMorgan Chase Bank, N.A, Citibank, N.A., Canadian branch, Merrill Lynch Capital Corporation, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Bank of Montreal and Teck Cominco Limited (incorporated by reference to Exhibit 1 of Amendment No. 2 to the Schedule 13D filed by Teck Cominco Limited and Teck Cominco Metals Ltd. on July 30, 2008, with respect to Fording Canadian Coal Trust).
          (c)(1)     Fairness Opinion of RBC Dominion Securities Inc., dated July 28, 2008 (incorporated herein by reference to Appendix C of the Circular).
          (c)(2)     Independent Valuation of National Bank Financial Inc., dated July 28, 2008 (incorporated herein by reference to Appendix D of the Circular).
           (c)(3)     Presentation, dated July 28, 2008, of RBC Dominion Securities Inc. to the Special Committees of Independent Trustees and Independent Directors of Fording Canadian Coal Trust and Fording (GP) ULC, respectively.
          (d)(1)     Arrangement Agreement, dated July 29, 2008, by and between Fording Canadian Coal Trust and Teck Cominco Limited (incorporated herein by reference to Appendix B of the Circular).
          (d)(2)     Fording Canadian Coal Trust Plan of Arrangement Under Section 193 of the Business Corporations Act (Alberta) (incorporated herein by reference to Appendix E of the Circular).

          (d)(3)     Unit Purchase Agreement, dated as of September 23, 2007, by and among Teck Cominco Limited, Teck Cominco Metals Ltd., Golden Apple Income Inc. and Ontario Teachers’ Pension Plan Board (incorporated by reference to Exhibit 7.1 of the Schedule 13D filed by Teck Cominco Limited and Teck Cominco Metals Ltd. on September 27, 2007, with respect to Fording Canadian Coal Trust).
          (d)(4)     Letter Amendment to the Unit Purchase Agreement, dated as of July 29, 2008, by and among Teck Cominco Limited, Teck Cominco Metals Ltd., Golden Apple Income Inc. and Ontario Teachers’ Plan Board (incorporated by reference to Exhibit 3 of Amendment No. 2 to the Schedule 13D filed by Teck Cominco Limited and Teck Cominco Metals Ltd. on July 30, 2008, with respect to Fording Canadian Coal Trust).
          (d)(5)     Confidentiality Agreement, dated as of July 29, 2008, between Fording Canadian Coal Trust and Teck Cominco Limited (incorporated by reference to Exhibit 4 of Amendment No. 2 to the Schedule 13D filed by Teck Cominco Limited and Teck Cominco Metals Ltd. on July 30, 2008, with respect to Fording Canadian Coal Trust).
          (f)     Section 191 of the Business Corporation Act (Alberta) (incorporated herein by reference to Appendix H of the Circular).

SIGNATURE
          After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of August 21, 2008

FORDING CANADIAN COAL TRUST
By:	/s/ Michael A. Grandin
	Name:	Michael A. Grandin
	Title:	Chair and Chief Executive Officer

FORDING (GP) ULC
By:	/s/ Michael A. Grandin
	Name:	Michael A. Grandin
	Title:	Chair and Chief Executive Officer

TECK COMINCO LIMITED
By:	/s/ Peter C. Rozee
	Name:	Peter C. Rozee
	Title:	Senior Vice President, Commercial Affairs

EXHIBIT INDEX
          (a)(1)     Management Information Circular of Fording Canadian Coal Trust.
          (a)(2)     Form of Proxy Card for Unitholders.
          (a)(3)     Form of Proxy Card for holders of Phantom Units and Exchange Options.
          (a)(4)     Letter to Unitholders of Fording Canadian Coal Trust (incorporated herein by reference to the Circular).
          (a)(5)     Fording Canadian Coal Trust Notice of Special Meeting of Securityholders (incorporated herein by reference to the Circular).
          (a)(6)     Press Release dated July 29, 2008 (incorporated herein by reference to Exhibit 99.1 of the Periodic Report on Form 6-K filed by Fording Canadian Coal Trust with the Securities and Exchange Commission on July 29, 2008).
          (b)(1)     Commitment Letter, dated as of July 29, 2008, among JPMorgan Chase Bank, N.A, Citibank, N.A., Canadian branch, Merrill Lynch Capital Corporation, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Bank of Montreal and Teck Cominco Limited (incorporated by reference to Exhibit 1 of Amendment No. 2 to the Schedule 13D filed by Teck Cominco Limited and Teck Cominco Metals Ltd. on July 30, 2008, with respect to Fording Canadian Coal Trust).
          (c)(1)     Fairness Opinion of RBC Dominion Securities Inc., dated July 28, 2008 (incorporated herein by reference to Appendix C of the Circular).
          (c)(2)     Independent Valuation of National Bank Financial Inc., dated July 28, 2008 (incorporated herein by reference to Appendix D of the Circular).
          (c)(3)     Presentation, dated July 28, 2008, of RBC Dominion Securities Inc. to the Special Committees of Independent Trustees and Independent Directors of Fording Canadian Coal Trust and Fording (GP) ULC, respectively.
          (d)(1)     Arrangement Agreement, dated July 29, 2008, by and between Fording Canadian Coal Trust and Teck Cominco Limited (incorporated herein by reference to Appendix B of the Circular).
          (d)(2)     Fording Canadian Coal Trust Plan of Arrangement Under Section 193 of the Business Corporations Act (Alberta) (incorporated herein by reference to Appendix E of the Circular).
          (d)(3)     Unit Purchase Agreement, dated as of September 23, 2007, by and among Teck Cominco Limited, Teck Cominco Metals Ltd., Golden Apple Income Inc. and Ontario Teachers’ Pension Plan Board (incorporated by reference to Exhibit 7.1 of the Schedule 13D filed by Teck Cominco Limited and Teck Cominco Metals Ltd. on September 27, 2007, with respect to Fording Canadian Coal Trust).
          (d)(4)     Letter Amendment to the Unit Purchase Agreement, dated as of July 29, 2008, by and among Teck Cominco Limited, Teck Cominco Metals Ltd., Golden Apple Income Inc. and Ontario Teachers’ Plan Board (incorporated by reference to Exhibit 3 of Amendment No. 2 to the Schedule 13D filed by Teck Cominco Limited and Teck Cominco Metals Ltd. on July 30, 2008, with respect to Fording Canadian Coal Trust).
          (d)(5)     Confidentiality Agreement, dated as of July 29, 2008, between Fording Canadian Coal Trust and Teck Cominco Limited (incorporated by reference to Exhibit 4 of Amendment No. 2 to the Schedule 13D filed by Teck Cominco Limited and Teck Cominco Metals Ltd. on July 30, 2008, with respect to Fording Canadian Coal Trust).
          (f)     Section 191 of the Business Corporation Act (Alberta) (incorporated herein by reference to Appendix H of the Circular).

Schedule I. Information about Fording Canadian Coal Trust
          Fording is the subject company. The principal address of Fording and for each person listed below (unless otherwise stated) is c/o Fording Canadian Coal Trust, Suite 1000, 205-9th Avenue SE, Calgary, Alberta, Canada T2G 0R3. The applicable telephone number is (403) 260-9878.
          During the last five years, none of Fording or the individuals listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of a violation of federal or state securities laws.
          The following table sets forth the citizenship and current position and principal occupation of Fording’s executive officers and trustees, as well as, for each, the material occupations, positions, offices or employment held by the relevant person during the last five years and the name and principal business address where such occupations, positions, offices or employment occurred and the starting and ending dates:

Name	Position with	Principal Occupation:	Country of
	Fording	Occupation Over Previous 5 Years	Citizenship
Michael A. Grandin	Chairman, Chief Executive Officer, Trustee
Mr. Grandin is Chair and Chief Executive Officer of each of Fording and Fording ULC. He has held these positions since the formation of Fording in February 2003 and the incorporation of Fording ULC in 2005. Mr. Grandin was a director of the predecessor corporation of Fording from 2001 to 2003. From February 2004 to January 2006, Mr. Grandin served as Dean of the Haskayne School of Business at the University of Calgary. He is also a director of EnCana Corporation, BNS Split Corp. II, and the Investment Dealers Association of Canada.
Canada
Boyd Payne	President
Mr. Payne was appointed President of Fording and Fording ULC in January 2007 and President and Chief Executive Officer of the Elk Valley Coal Partnership (the “Partnership”) in August 2006. From 2001 to 2006, Mr. Payne was Vice President, Marketing for BHP Billiton in Singapore.
Canada

Name	Position with	Principal Occupation:	Country of
	Fording	Occupation Over Previous 5 Years	Citizenship
James Brown	Vice President
Mr. Brown is Vice President of Fording, Fording ULC and the Partnership. He was appointed to these positions in April 2008. Prior to that time he was a Vice President and Chief Financial Officer of Fording, Fording ULC and the Partnership. He was appointed to these positions in October 2005. He has 28 years’ experience in the oil and gas industry, including ten years as Chief Financial Officer with High Point Resources Inc., Dorset Exploration Ltd., Richland Petroleum Inc. and Terraquest Energy Inc. Mr. Brown is a director of Culane Energy Inc., Twin Butte Energy Ltd., Heritage Park Society and Calgary Handi-Bus Association. He is a member of Financial Executives International Canada, and has served as President of both the Calgary and Regina chapters.
Canada
James Jones	Vice President Human Resources and Legal Affairs
Mr. Jones is the Vice President, Human Resources and Legal Affairs of Fording, Fording ULC and the Partnership. He also serves as Secretary of these entities. He has held the position of Secretary since 2003 and was appointed a Vice President of Fording and the Partnership in March 2004 and of Fording ULC in 2005. Mr. Jones was Secretary of the predecessor corporation of Fording from 2001 to 2003. He is chairman of Neptune Bulk Terminals (Canada) Ltd and a director of a Bitmin Resources Inc., the Resource Industry Training Organization of British Columbia and the Mining Association of Canada.
Canada
Mark Gow	Vice President and Chief Financial Officer
Mr. Gow is the Vice President and Chief Financial Officer of Fording, Fording ULC and the Partnership. He was appointed to these positions in April 2008. Formerly, Mr. Gow was the Vice President, Finance of Fording, Fording ULC and the Partnership. He was appointed to these positions with Fording, Fording ULC and the Partnership in May 2007. Prior to that, Mr. Gow was the Controller of Fording, Fording ULC and the Partnership. He was appointed to these positions with Fording and the Partnership in April 2004 and to Fording ULC in 2005. Prior to being appointed Controller, he had served as Director, Investor Relations of Fording since February 2003. Mr. Gow was Director, Investor Relations of the predecessor corporation of Fording from 2001 to 2003.
Canada

Name	Position with	Principal Occupation:	Country of
	Fording	Occupation Over Previous 5 Years	Citizenship
Paul Clements	Controller
Mr. Clements, C.A., is currently Controller of Fording, Fording ULC and the Partnership. Mr. Clements was appointed to these positions in May 2007. Mr. Clements joined the Partnership as Director of Financial Reporting in October 2006. From 2004 to 2005, he was Corporate Controller of Hitachi Data Systems Corporation in San Jose, California. Mr. Clements was previously with BEA Systems, Inc. and Ernst & Young LLP. He is a member of the Institute of Chartered Accountants of Nova Scotia and Financial Executives International Canada.
Canada
Richard T. Mahler	Trustee
Mr. Mahler, of Vancouver, British Columbia, Canada, has served as a Trustee since 2007 and has served as a Director since 2003. Mr. Mahler was Executive Vice President and Chief Financial Officer of Finning International Inc., the world’s largest Caterpillar dealer, from 1990 until his retirement in 2003. Mr. Mahler is Chair of Partnerships British Columbia (a provincial Crown corporation formed to deliver public services through public/private partnerships) and Chair of Sterling Shoes Income Fund. He is also Chair of VGH/UBC Hospital Foundation and a trustee of Swiss Water Income Fund.
Canada
Michael S. Parrett	Trustee	Mr. Parrett, of Aurora, Ontario, Canada, has served as a Trustee and as a Director since 2003. Mr. Parrett is an independent consultant with over 25 years of experience in the mining industry.	Canada

Name	Position with	Principal Occupation:	Country of
	Fording	Occupation Over Previous 5 Years	Citizenship
Donald A. Pether	Trustee
Mr. Pether, of Dundas, Ontario, Canada, has served as a Trustee since 2007. Mr. Pether stepped down as Chair of the Board of Dofasco Inc. on April 13, 2007 a position he held since July 2006 when he retired as President and Chief Executive Officer. Prior to his appointment as President and Chief Executive Officer in 2003, Mr. Pether held progressively senior positions since joining the company in 1970. Mr. Pether is currently Chair of the Board of the Hamilton Health Sciences Foundation, is Vice-Chair of the Board of Governors for McMaster University, and is Chair of the Board of the McMaster Innovation Park. He sits on the Council of Governors for the Art Gallery of Hamilton and the Advisory Board for CH Television. Mr. Pether is also a Board member of Samuel Manu-Tech Inc.
Canada
Warren S. R. Seyffert	Trustee
Mr. Seyffert, of Toronto, Ontario, Canada, has served as a Trustee since 2007. Mr. Seyffert was counsel to Lang Michener LLP from 2002 to 2007. Mr. Seyffert joined the Board of Directors of Teck Corporation in 1989 and was a member of the Board of Directors of Cominco Limited from 2000 to the date of the merger that created Teck Cominco Limited in 2001. Mr. Seyffert is a Director of various public and private corporations including Teck Cominco Limited, Allstate Insurance Company of Canada, Pembridge Insurance Company. The Kensington Health Centre, and St Andrew Goldfields Ltd. and is an Honourary Trustee of the Royal Ontario Museum.

Principal business address:
Lang Michener LLP
181 Bay Street
Suite 2500
Toronto, Ontario M5J 2T7
Canada

Name	Position with	Principal Occupation:	Country of
	Fording	Occupation Over Previous 5 Years	Citizenship
Peter Valentine	Trustee
Mr. Valentine, of Calgary, Alberta, Canada, has served as a Trustee since 2003. Mr. Valentine is President of Consult P2 Inc. He was Senior Advisor to the President and Chief Executive Officer of the Calgary Health Region and Senior Advisor to the Dean of Medicine, University of Calgary for five years ending in January 2007. He is a director of Livingston International Income Fund, Primewest Energy Trust, Superior Plus Income Fund and Resmore Trust Company. He is the past Chair of the Board of Governors of CCAF-FCVI Inc. and has previously served as chair of the Financial Advisory Committee of the Alberta Securities Commission and as a member of the Accounting Standards Board and the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.
Canada
John B. Zaozirny	Trustee
Mr. Zaozirny, of Calgary, Alberta, Canada, has served as a Trustee since 2003. Mr. Zaozirny was a director of the predecessor to Fording from 1986 to 2003. He has been counsel to McCarthy Tetrault LLP, Barristers and Solicitors, since 1987. He has served as Vice Chairman of Canaccord Capital Corporation since 1996 and is also a director of Canadian Oil Sands Investments Inc., Computer Modelling Group, Candax Energy Inc., Pengrowth Corporation, Provident Energy Ltd., Bankers Petroleum Inc., Bayou Bend Petroleum Ltd., Costal Energy Corp. and TerraVest Income Fund. He is a Governor of the Business Council of British Columbia and a member of the Law Societies of Alberta and British Columbia.

Principal business address:
McCarthy Tetrault LLP
3300, 421 – 7th Avenue SW
Calgary, Alberta T2P 4K9
Canada

Schedule II. Information about Fording ULC
          Fording ULC is an unlimited liability company under the Companies Act (Nova Scotia). The principal address of Fording ULC and for each person listed below (unless otherwise stated) is c/o Fording (GP) ULC, Suite 1000 205-9th Avenue SE, Calgary, Alberta, Canada T2G 0R3. The applicable telephone number is (403) 260-9878.
          Fording ULC is an indirect, wholly-owned subsidiary of Fording. Fording ULC is the sole general partner of Fording LP and holds a 0.01% general partnership interest in Fording Limited Partnership, the entity that holds directly Fording’s 60% interest in the Partnership.
          During the last five years, none of Fording ULC or the individuals listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of a violation of federal or state securities laws.
          The following table sets forth the citizenship and current position and principal occupation of Fording ULC’s executive officers and directors, as well as, for each, the material occupations, positions, offices or employment held by the relevant person during the last five years and the name and principal business address where such occupations, positions, offices or employment occurred and the starting and ending dates:

Name	Position with	Principal Occupation:	Country of
	Fording ULC	Occupation Over Previous 5 Years	Citizenship
Michael A. Grandin	Chairman, Chief Executive Officer, Director
Mr. Grandin is Chair and Chief Executive Officer of each of Fording and Fording ULC. He has held these positions since the formation of Fording in February 2003 and the incorporation of Fording ULC in 2005. Mr. Grandin was a director of the predecessor corporation of Fording from 2001 to 2003. From February 2004 to January 2006, Mr. Grandin served as Dean of the Haskayne School of Business at the University of Calgary. He is also a director of EnCana Corporation, BNS Split Corp. II, and the Investment Dealers Association of Canada.
Canada
Boyd Payne	President
Mr. Payne was appointed President of Fording and Fording ULC in January 2007 and President and Chief Executive Officer of the Partnership in August 2006. From 2001 to 2006, Mr. Payne was Vice President, Marketing for BHP Billiton in Singapore.
Canada

Name	Position with	Principal Occupation:	Country of
	Fording ULC	Occupation Over Previous 5 Years	Citizenship
James Brown	Vice President
Mr. Brown is Vice President of Fording, Fording ULC and the Partnership. He was appointed to these positions in April 2008. Prior to that time he was a Vice President and Chief Financial Officer of Fording, Fording ULC and the Partnership. He was appointed to these positions in October 2005. He has 28 years’ experience in the oil and gas industry, including ten years as Chief Financial Officer with High Point Resources Inc., Dorset Exploration Ltd., Richland Petroleum Inc. and Terraquest Energy Inc. Mr. Brown is a director of Culane Energy Inc., Twin Butte Energy Ltd., Heritage Park Society and Calgary Handi-Bus Association. He is a member of Financial Executives International Canada, and has served as President of both the Calgary and Regina chapters.
Canada
James Jones	Vice President Human Resources and Legal Affairs
Mr. Jones is the Vice President, Human Resources and Legal Affairs of Fording, Fording ULC and the Partnership. He also serves as Secretary of these entities. He has held the position of Secretary since 2003 and was appointed a Vice President of Fording and the Partnership in March 2004 and of Fording ULC in 2005. Mr. Jones was Secretary of the predecessor corporation of Fording from 2001 to 2003. He is chairman of Neptune Bulk Terminals (Canada) Ltd and a director of a Bitmin Resources Inc., the Resource Industry Training Organization of British Columbia and the Mining Association of Canada.
Canada
Mark Gow	Vice President and Chief Financial Officer
Mr. Gow is the Vice President and Chief Financial Officer of Fording, Fording ULC and the Partnership. He was appointed to these positions in April 2008. Formerly, Mr. Gow was the Vice President, Finance of Fording, Fording ULC and the Partnership. He was appointed to these positions with Fording, Fording ULC and the Partnership in May 2007. Prior to that, Mr. Gow was the Controller of Fording, Fording ULC and the Partnership. He was appointed to these positions with Fording and the Partnership in April 2004 and to Fording ULC in 2005. Prior to being appointed Controller, he had served as Director, Investor Relations of Fording since February 2003. Mr. Gow was Director, Investor Relations of the predecessor corporation of Fording from 2001 to 2003.
Canada

Name	Position with	Principal Occupation:	Country of
	Fording ULC	Occupation Over Previous 5 Years	Citizenship
Paul Clements	Controller
Mr. Clements, C.A., is currently Controller of Fording, Fording ULC and the Partnership. Mr. Clements was appointed to these positions in May 2007. Mr. Clements joined the Partnership as Director of Financial Reporting in October 2006. From 2004 to 2005, he was Corporate Controller of Hitachi Data Systems Corporation in San Jose, California. Mr. Clements was previously with BEA Systems, Inc. and Ernst & Young LLP. He is a member of the Institute of Chartered Accountants of Nova Scotia and Financial Executives International Canada.
Canada
Dawn L. Farrell	Director
Mrs. Farrell, of Calgary, Alberta, Canada, has served as a Director since 2004. Mrs. Farrell is the Executive Vice President, Commercial Operations and Development of TransAlta Corporation. Prior to rejoining TransAlta in 2007, she held the position of Executive Vice President, Engineering, Aboriginal Relations and Generations, BC Hydro. Prior to joining BC Hydro in May 2003, Mrs. Farrell was Executive Vice President, Corporate Development for TransAlta Corporation. Mrs. Farrell is a director of New Relationship Trust in British Columbia and has participated on a number of boards, including Mount Royal College, Mount Royal College Foundation, Mercury Electric, Vision Quest Windelectric, TransAlta Cogeneration and MEGA.

Principal business address:
TransAlta Corporation
110 – 12th Avenue SW
Calgary, Alberta T2R 0G7
Canada
Donald R. Lindsay	Director
Mr. Lindsay, of Vancouver, British Columbia, Canada, has served as a Director since 2005. Mr. Lindsay is President and Chief Executive Officer and a director of Teck. Prior to joining Teck in January 2005, Mr. Lindsay was president of CIBC World Markets since 2001 where he was responsible for the Investment and Corporate Banking Division and the Asia Pacific Region. Earlier in his career, he was the Head of CIBC’s Global Mining Group.

Principal business address:
Teck Cominco Limited
Suite 600, 200 Burrard Street
Vancouver, British Columbia V6C 3L9
Canada

Name	Position with	Principal Occupation:	Country of
	Fording ULC	Occupation Over Previous 5 Years	Citizenship
Richard T. Mahler	Director
Mr. Mahler, of Vancouver, British Columbia, Canada, has served as a Trustee since 2007 and has served as a Director since 2003. Mr. Mahler was Executive Vice President and Chief Financial Officer of Finning International Inc., the world’s largest Caterpillar dealer, from 1990 until his retirement in 2003. Mr. Mahler is Chair of Partnerships British Columbia (a provincial Crown corporation formed to deliver public services through public/private partnerships) and Chair of Sterling Shoes Income Fund. He is also Chair of VGH/UBC Hospital Foundation and a trustee of Swiss Water Income Fund.

Dr. Thomas J. O’Neil	Director
Dr. O’Neil, of Prescott, Arizona, USA, has served as a Director since 2003. From 1991 until his retirement in July 2003, Dr. O’Neil was President and Chief Operating Officer of iron ore miner Cleveland-Cliffs Inc. He is a director of Thompson Creek Metals Co. and a past director of Peru Cooper Inc., Hecla Mining Company, Homestake Mining Company and the Minerals Information Institute. He is a Trustee of National Mining Hall of Fame and Museum and was the 2003 President of the Society for Mining, Metallurgy and Exploration where is also a Distinguished Member.
USA
Michael S. Parrett	Director	Mr. Parrett, of Aurora, Ontario, Canada, has served as a Trustee and as a Director since 2003. Mr. Parrett is an independent consultant with over 25 years of experience in the mining industry.	Canada

Name	Position with	Principal Occupation:	Country of
	Fording ULC	Occupation Over Previous 5 Years	Citizenship
L.I (Ike) Prillaman	Director
Mr. Prillaman, of Virginia Beach, Virginia, USA, has served as a Director since 2006. Mr. Prillaman was Vice Chairman and Chief Marketing Officer of Norfolk Southern Corporation until his retirement in 2006. Mr. Prillaman joined Norfolk Southern in 1970 and at various times held the positions of Executive Vice President, Marketing, Vice President Properties, Vice President and Controller, and Chief Internal Auditor. Mr. Prillaman is a member of the American Institute and the Virginia Association of Certified Public Accountants. He was a member of the Board of Directors of the US Chamber of Commerce for five years ending in 2006, and an associate member of the Coal International Advisory Board of the International Energy Association. He is currently a member of the Virginia Economic Development Partnership and the Board of Trustees of Emory and Henry College.
USA
David A. Thompson	Director
Mr. Thompson, of Vancouver, British Columbia, Canada, has served as a Director since 2003. Mr. Thompson was Chief Executive Officer and Deputy Chairman of Teck Cominco Limited from 2001 until his retirement in 2005. Mr. Thompson is the Chair of the Vancouver Coastal Health Authority, a director of Global Container Terminals Inc., a member of the BC Progress Board, a past director of Teck Cominco Limited and Providence Health Care and former co-Chair of the BC Competition Council.
Canada

Schedule III. Information about Teck Cominco Limited
     Teck is a corporation existing under the laws of Canada. The principal business and address of Teck and each director and executive officer is Teck Cominco Limited, Suite 600-200 Burrard Street, Vancouver, B.C. V6C 3L9, unless otherwise indicated. The applicable telephone number is (604) 687-1117.
     During the last five years, none of Teck and the individuals listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     The following table sets forth the citizenship sets forth the citizenship and current position and principal occupation of Teck’s executive officers and directors, as well as, for each, the material occupations, positions, office or employment held by the relevant person during the last five years and the name and principal business address where such occupations, positions, offices or employment occurred and the starting and ending dates:

Name	Position with	Principal Occupation:	Country of
	Teck	Occupation Over Previous 5 Years	Citizenship
Norman B. Keevil	Chairman and Director	Chairman of Teck; Chief Executive Officer of Teck prior to July 25, 2001	Canada
Donald R. Lindsay	Chief Executive Officer, President and Director	President of Teck from January 2005 to present; appointed CEO of Teck in April 2005; President, CIBC World Markets Inc. from 2001 to 2004	Canada
Roger J. Higgins	Senior Vice President
Senior Vice President, Copper of Teck since July 1, 2008; previously, Vice President and Chief Operating Officer from 2005 to 2007 and Vice President, Project Development from 2002 to 2005 of BHP Billiton.
Australia
Douglas H. Horswill	Senior Vice President, Environment and Corporate Affairs	Senior Vice President, Environment and Corporate Affairs	Canada

Name	Position with	Principal Occupation:	Country of
	Teck	Occupation Over Previous 5 Years	Citizenship
Peter G. Kukielski	Executive Vice President and Chief Operating Officer
Executive Vice President and Chief Operating Officer of Teck since July 17, 2006; previously Chief Operating Officer from 2005 to 2006, Executive Vice President, Projects & Aluminum from 2003 to 2005 and Senior Vice President, Projects from 2001 to 2003 of Falconbridge Limited
United States
G. Leonard Manuel	Senior Vice President and General Counsel	Senior Vice President and General Counsel; previously Vice President and General Counsel	Canada
Ronald A. Millos	Senior Vice President, Finance and Chief Financial Officer
Senior Vice President, Finance and Chief Financial Officer of Teck since October 3, 2005; previously Vice President and Chief Financial Officer of Fording Canadian Coal Trust, Fording LP (formerly known as Fording Inc.) since June 1, 2003; previously Vice President, Corporate Finance of Teck
Canada
Peter C. Rozee	Senior Vice President, Commercial Affairs	Senior Vice President, Commercial Affairs since October 1, 2005; previously Vice President, Commercial and Legal Affairs from 2001 to 2005	Canada
Ronald J. Vance	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development of Teck since January 1, 2006; previously Managing Director and Senior Advisor, Rothschild Inc.	United States

Name	Position with	Principal Occupation:	Country of
	Teck	Occupation Over Previous 5 Years	Citizenship
Mayank M. Asher	Director
Executive Vice President of Suncor Energy Inc. Executive Vice President, Suncor Energy USA from 2003 to 2007. Executive Vice President, Suncor Energy, Oil Sands until 2003

Principal Business Address:
Suncor Energy Inc.
P.O. Box 38, 112 – 4 Avenue
S.W. Calgary, Alberta T2P 2V5
Canada
Canada
J. Brian Aune	Director
Chairman of St. James Financial Corp., 1990 to September 2005 and President of Alderprise Inc. (private investment companies)

Principal Business Address:
Alderprise Inc.
755 Meny Sud RR3 Magog,
Quebec 71X 3WY Canada
Canada
Jalynn H. Bennett	Director	President, Jalynn H. Bennett and Associates Ltd. (consulting firm) Principal Business Address: Jalynn H. Bennett and Associates Ltd. 303-247 Davenport Rd Toronto ON M5R 1J9 Canada	Canada
Hugh J. Bolton	Director
Chairman, Epcor Utilities Inc., (electrical utility), and Lead Director of Matrikon Inc. (industrial IT company), from 2000 to present

Principal Business Address:
Epcor Utilities Inc.
10065 Jasper Avenue
Edmonton, Alberta T5J 3B1
Canada
Canada
Norman B. Keevil III	Director
Chief Operating Officer and Vice President of Engineering, Triton Logging Inc. (underwater harvesting company) from 2004 to present; prior thereto President and Chief Executive Officer, Pyramid Automation Ltd. (manufacturers of special purpose automation equipment)

Principal Business Address:
Triton Logging Inc.
6675 Mirah Road
Saanichton, BC, V8M 1Z4
Canada
Canada

Name	Position with	Principal Occupation:	Country of
	Teck	Occupation Over Previous 5 Years	Citizenship
Takashi Kuriyama	Director
Executive Vice President of Sumitomo Metal Mining America Inc. (mining company) from May 2006 to present; Councilor at Metals Exploration Group from 2004 to 2006; Director at Joint Venture Exploration Division, Metal Mining Agency of Japan from 2003 to 2004; Manager at Geology and Exploration Section, Hishikari Mine, Sumitomo Metal Mining Co. from 2002 to 2003

Principal Business Address:
Sumitomo Metal Mining America Inc.,
#901 – 700 West Pender Street,
Vancouver B.C. V6C 1G8
Canada
Japan
Takuro Mochihara	Director
Director and Senior Managing Executive Officer, Sumitomo Metal Mining Co., Ltd. (mining company)

Principal Business Address:
Sumitomo Metal Mining Co., Ltd.
11-3, Shimbashi 5-chome,
Minato-ku, Tokyo, 105-8716
Japan
Japan
Derek G. Pannell	Director
Managing Partner, Brookfield Asset Management (asset management company) from November 2006 to present; President and Chief Operating Officer, Noranda/Falconbridge Limited from 2001 to October, 2006

Principal Business Address:
Brookfield Properties BCE Place,
181 Bay Street, Suite 330,
Toronto, Ontario M5J 2T3
Canada
Canada
Janice G. Rennie	Director	Corporate Director; Senior Vice President, Human Resources and Organizational Effectiveness for Epcor Utilities Inc. from 2004 to 2005. Principal of Rennie and Associates until 2004	Canada
Warren S.R. Seyffert	Lead Director	Lead Director of Teck; Counsel to Lang Michener (law firm) from 2002 to 2007	Canada
Keith E. Steeves	Director	Corporate Director	Canada
Chris M.T. Thompson	Director	Corporate Director; Chairman of the Board of Gold Fields Ltd. (gold mining) from 1998 to November, 2005	Canada